SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 11)(1)

                             BCT INTERNATIONAL, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   055-355-101
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755

                                 with a copy to:

                            James A. Prestiano, Esq.
                               317 Madison Avenue
                                   Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2001
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 055-355-101             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STEVEN N. BRONSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON         --------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055-355-101             SCHEDULE 13D

Item 1. Security and Issuer

      Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock, $.04 par value per share(the "Common Stock"), of BCT International, Inc., a Delaware corporation, with its principal offices located at 3000 NE 30th Place, 5th Floor, Fort Lauderdale, Florida 33306 ("Issuer"), remains in full force and effect.

Item 2. Identity and Background.

            (a) This Amendment No. 11 to Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

            (c) Mr. Bronson is the President and sole member of Catalyst Financial LLC ("Catalyst"), a broker-dealer licensed under the Act.

            (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     On August 29, 2001, pursuant to a Stock Purchase Agreement, dated July 31, 2001 between Mr. Bronson and John Galardi, a director of the Issuer, Mr. Bronson conveyed 618,482 shares of Common Stock, at a price of $1.50 per share for an aggregate sales price of $927,723. (the "Stock Purchase Agreement") A copy of the Stock Purchase Agreement between Mr. Bronson and Mr. Galardi is attached hereto as an Exhibit.

Item 4. Purpose of Transaction.

         Mr. Bronson sold his shares for investment purposes.

CUSIP No. 055-355-101             SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson owns no shares of the Issuer's Common Stock.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) On August 29, 2001 Mr. Bronson ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Stock Purchase Agreement, dated July 31, 2001 between Steven N. Bronson and John Galardi.

Item 7. Material to be Filed as Exhibits.

     Stock Purchase Agreement, dated July 31, 2001 between Steven N. Bronson and John Galardi.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: August 30, 2001


                                                  /s/ Steven N. Bronson
                                                  ------------------------
                                                  Steven N. Bronson


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                            STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT, dated as of July 31, 2001 (the "Agreement"), is entered into by and among Steven N. Bronson and Catalyst Financial, LLC (collectively, the "Seller") and John Galardi or his assigns (the "Purchaser"). Each of Seller and Purchaser are also hereafter referred to individually as a "Party" and collectively as the "Parties".

     WHEREAS, Seller owns 618,442 shares of common stock, par value U.S. $0.04 per share (the "Company Shares"), of BCT International, Inc., a Delaware corporation (the "Company"); and

     WHEREAS, Purchaser desires to purchase, and the Seller is willing to sell the Company Shares in exchange for the Purchase Price (as herein defined), subject to the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

     1.1. Certain Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

     "Affiliate" shall mean, with respect to any Person at any time, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, or is controlled by or is under common control with, such Person. For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Persons shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise. Without limiting the generality of the foregoing, shareholders, partners, officers and directors of any Person shall be deemed to be Affiliates of any such Person.

     "Applicable Law" shall mean all applicable constitutions, treaties, statutes, laws, ordinances, rules, regulations, directives, administrative requirements, codes, orders, judgements, injunctions, decrees and by-laws of any Governmental Authority.

     "Business Day" shall mean (a) any day excluding Saturday, Sunday and any day which shall be a legal holiday in Florida or (b) a day on which commercial banks in Florida are authorized or required by law or other government actions to close.

     "Closing" shall have the meaning specified in Section 2.3 herein.

     "Closing Date" shall have the meaning specified in Section 2.3 herein.

     "Company Shares" shall have the meaning specified in the recitals hereto.

     "Expenses" shall have the meaning specified in Section 7.1 herein.

     "Governmental Authority" shall mean any national, state, regional, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial body of the United States, any other country or any other jurisdiction or subdivision of the United States or such other country.

     "Indemnified Parties" shall have the meaning specified in Section 7.1 herein.

     "Indemnifying Parties" shall have the meaning specified in Section 7.2 herein.

     "Lien" as to any Person, shall mean any mortgage, lien, pledge, charge, claim, irrevocable proxies, preferential payment arrangement, security interest, agreement, other encumbrance or restriction, or preferential agreement having the effect of constituting a security interest, including without limitation, any equivalent interest or right created or arising under the laws of any country where the Person owns property.

     "Losses" shall have the meaning specified in Section 7.1 herein.

     "Person" shall mean any natural person, corporation, association, partnership, organization, business, firm, joint venture, trust, unincorporated organization or any other entity or organization, including a government, or any political subdivision, department or agency of any government.

     "Purchase Price" shall have the meaning specified in Section 2.2 herein.

     "Purchaser Indemnified Parties" shall have the meaning specified in Section
7.1 herein.

     "Seller Indemnified Parties" shall have the meaning specified in Section
7.1 herein.

     "Rights" shall have the meaning specified in Section 3.3 herein.

     "Securities Act" shall mean the United Stated Securities Act of 1933, as amended.

     1.2. Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

     1.3. Other Definitional Provisions. The words "hereof," "herein," and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

     1.4. Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                                   ARTICLE II

                                PURCHASE AND SALE

     2.1. Purchase and Sale. On the Closing Date (as defined herein), the Seller shall sell, assign, transfer, convey and deliver the Company Shares to Purchaser, free and clear of any and all liens, claims and encumbrances, and the Seller shall evidence such transaction by delivering to Purchaser certificates for the Company Shares, in the name of the Purchaser, along with stock powers duly endorsed in blank.

     2.2. Consideration. In consideration of the conveyance of the Company Shares to Purchaser, at the Closing Purchaser shall deliver to the Seller $927,663 (the "Purchase Price"). The Purchase Price shall be payable by cashier's check or wire transfer.

     2.3. Closing and Closing Agreements. Within 10 days after the execution of this Agreement: (a) the Purchaser shall deliver the Purchase Price to Adorno & Zeder, P.A. which shall hold the Purchase Price in an account bearing interest of at least four percent (4%) per annum and shall pay the Purchase Price to the Seller on the Closing Date; and (b) the Seller shall deliver all stock certificates representing the Company Shares, along with stock powers duly endorsed in blank, to the Law Offices of James A. Prestiano which shall hold such certificates and stock powers and shall deliver same to the Purchaser on the Closing Date.

     The Seller shall be responsible for any actual interest expense incurred by the Purchaser in connection with amounts representing the Purchase Price deposited in escrow with Adorno & Zeder, P.A. (the "Interest Expense"). Accordingly, the Purchaser shall be entitled to receive all amounts of interest accrued in connection with any amounts representing the Purchase Price deposited in escrow with Adorno & Zeder, P.A. up to the Closing Date (the "Escrow Interest"), and the Seller shall make a payment to the Purchaser on the Closing Date (to be reflected as a credit to the Purchaser) of an amount equal to the excess of the Interest Expense over the Escrow Interest.

     The closing (the "Closing") of the purchase and sale of the Company Shares shall be held on or after August 29, 2001 (the "Closing Date"), at a time and location mutually agreed to by the parties, unless the parties mutually agree in writing to extend the date of Closing.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                                    OF SELLER

     In order to induce Purchaser to enter into this Agreement and purchase the Company Shares, the Seller makes the following representations and warranties to Purchaser, which representations and warranties shall be true and correct as of the Closing Date as well as on the date hereof:

     3.1. Ownership of Company Shares. Seller directly owns all of the Company Shares, free and clear of all Liens and upon delivery of the Company Shares on the Closing Date, Purchaser shall be the legal and record owner of the Company Shares, and shall be entitled to vote the Company Shares, to receive dividends and other distributions thereon (including interest) and to enjoy all other rights and privileges incident to the ownership of the Company Shares.

     3.2. Authority to Perform and Execute; Binding Nature. Seller has all requisite right, power and authority and full legal capacity to enter into this Agreement, to carry out his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including without limitation all laws relating to fraudulent transfers), moratorium, restructuring or similar laws affecting creditors' rights and remedies generally.

     3.3. Shareholders' Agreements. There are no existing options, warrants, calls, preemptive rights, rights of first refusal or offer, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the Company Shares and there are no outstanding contractual obligations to repurchase, redeem or otherwise acquire any Company Shares (collectively, "Rights").

     3.4. Capitalization; No Liens. All the Company Shares have been duly authorized and are validly issued, fully paid and nonassessable and have been issued, offered and sold in compliance with all Applicable Laws concerning the issuance of securities and have not been issued, offered or sold subject to or in violation of any Rights.

     3.5. No Conflict. The execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement will not conflict with, or constitute or result in a breach, default or violation of (i) the Articles of Incorporation or Bylaws of the Company; (ii) any law, ordinance, regulation or rule applicable to the Company or the Seller; (iii) any order, judgment, injunction or other decree by which the Company or the Seller is bound; or (iv) any written or oral contract, agreement, or commitment to which the Company or the Seller is a party; nor will such execution, delivery and performance result in the creation of any lien or encumbrance upon the Company Shares, except in the ordinary course of business and/or pursuant to this Agreement.

     3.6. No Misrepresentation. No representation or warranty of the Seller contained in this Agreement, and none of the statements or information concerning the Company Shares contained in this Agreement, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants, or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

     In order to induce the Seller to enter into this Agreement and sell the Company Shares, Purchaser makes the following representations and warranties to the Seller, which representations and warranties shall be true and correct as of the Closing Date as well as the date hereof:

     4.1. Authority to Perform and Execute; Binding Nature. Purchaser has all requisite right, power and authority and full legal capacity to enter into this Agreement, to carry out his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including without limitation all laws relating to fraudulent transfers), moratorium, restructuring or similar laws affecting creditors' rights and remedies generally.

     4.2. Securities Act. Purchaser is purchasing the Company Shares solely for his own account as an investment and not with a view to any distribution or resale of the Company Shares in any manner that would be in violation of the Securities Act.

     4.3. Investment Experience; No Reliance. Purchaser is an "accredited investor" as such term is defined for purposes of Securities Act. Purchaser acknowledges that it is able to fend for itself, and bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Company Shares. Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Seller regarding the Company Shares and the condition of the Company.

     4.4. No Conflict. The execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement will not conflict with, or constitute or result in a breach, default or violation of (i) the Articles of Incorporation or Bylaws of the Company; (ii) any law, ordinance, regulation or rule applicable to the Company or the Purchaser; (iii) any order, judgment, injunction or other decree by which the Company or the Purchaser is bound; or
(iv) any written or oral contract, agreement, or commitment to which the Company or the Purchaser is a party.

     4.5. No Misrepresentation. No representation or warranty of the Purchaser contained in this Agreement contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants, or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                    ARTICLE V

                                CERTAIN COVENANTS

     5.1. Waivers. On or before the Closing, the Parties shall use their best efforts to obtain the appropriate waivers or releases necessary to execute, deliver and perform each of their obligations under this Agreement, including, without limitation, the sale, conveyance, assignment, transfer and delivery of the Company Shares to Purchaser pursuant to the terms of this Agreement.

     5.2. Ownership of Company Shares. Seller shall own at all times all of the Company Shares until the Closing, and shall take no action to alienate the Company Shares.

     5.3. Transfer of Company Shares. Seller shall take any and all actions to deliver and transfer, on the date of the Closing, in accordance with the terms of this Agreement, possession of the Company Shares to Purchaser, free and clear of all Liens.

     5.4. Release. On or prior to the Closing, the Seller shall execute and deliver to the Purchaser a release, in a form attached hereto as Exhibit "A", of the Company and its officers, directors, attorneys, employees, assigns and agents of any and all claims that the Seller has or may have against the Company.

     5.5. Additional Shares of Company Stock. Prior to the Closing, the Purchaser shall not: (i) sell, transfer, assign or otherwise dispose of any of the shares of common stock comprising the Company shares; nor (ii) acquire any additional shares of the common stock or other equity interest of the Company.

     5.6. Parties' Covenants. The Parties hereto covenant and agree that, at all times from and after the date hereof, they will comply with all covenants and provisions of this Agreement.

                                   ARTICLE VI

                            CONDITIONS TO THE CLOSING

     6.1. Conditions to the Obligations of Purchaser at the Closing. The obligations of Purchaser at the Closing are subject to the fulfillment or waiver by Purchaser, prior to or at the Closing, of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects when made, at the time of the Closing.

          (b) Performance. Seller shall have performed and complied with all of its obligations under this Agreement.

          (c) Consents and Waivers. Seller shall have obtained any and all consents, permits and waivers, approvals or authorizations of all third parties and Governmental Authorities required in connection with the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby.

          (d) No Order. There shall not (i) be in effect any statute, regulation, order, decree or judgment of any Governmental Authority which makes illegal or enjoins or prevents the consummation of the transactions contemplated by this Agreement or (ii) have been commenced or threatened any action or proceeding by any Governmental Authority which seeks to prevent or enjoin the transactions contemplated by this Agreement.

     6.2. Conditions to the Obligations of Seller at the Closing. The obligations of Seller at the Closing are subject to the fulfillment or waiver by Seller prior to or at the Closing, of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects when made and at the time of the Closing.

          (b) Performance. Purchaser shall have performed and complied with all of its obligations under this Agreement.

          (c) No Order. There shall not (i) be in effect any statute, regulation, order, decree or judgment of any Governmental Authority which makes illegal or enjoins or prevents the consummation of the transactions contemplated by this Agreement or (ii) have been commenced or threatened any action or proceeding by any Governmental Authority which seeks to prevent or enjoin the transactions contemplated by this Agreement.

                                   ARTICLE VII

                                 INDEMNIFICATION

     7.1. Indemnification. Seller shall indemnify, defend and hold harmless Purchaser, its employees, Affiliates, controlling persons, agents and representatives and any family relations thereof and their successors and assigns (collectively, the "Purchaser Indemnified Parties") from and against any and all losses, claims, damages, liabilities, obligations, penalties, judgments, awards, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all reasonable legal and other costs, reasonable expenses or disburse ments in giving testimony or furnishing documents in response to a subpoena or otherwise) (collectively, "Losses"), including, without limitation, the reasonable costs, expenses and disbursements as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which the party requesting indemnification is a party), directly or indirectly, caused by, relating to, based upon, arising out of or in connection with litigation in which the party requesting indemnification in connection with the breach in any material respect of any representations, warranties, covenants or agreements as set forth in this Agreement or other agreements and instruments referred to herein (collectively, "Expenses"). Purchaser shall indemnify, defend and hold harmless Seller, its shareholders, directors, officers, employees, Affiliates, controlling persons, agents and representa tives and any family relations thereof and their successors and assigns (collectively, the "Seller Indemnified Parties" and which along with the Purchaser Indemnified Parties, may be referred to as the "Indemnified Parties") from and against any and all Losses and Expenses. No election by an Indemnified Party or commencement or completion of any action by an Indemnified Party shall act as a bar or a defense to an Indemnified Party proceeding to seek indemnification from any other Person pursuant to this Section 7.1.

     7.2. Indemnification Procedures; Third Party Claims. An Indemnified Party shall give the party from which indemnification under this Article VII is sought (the "Indemnifying Party") prompt written notice following actual knowledge of any claim, assertion, event or proceeding concerning any liability or damage as to which the Indemnified Party may request indemnification from the Indemnifying Parties hereunder; provided, however, that any failure by the Indemnified Party to notify he Indemnifying Parties shall not relieve he Indemnifying Parties from their respective obligations hereunder, or from any other obligation or liability that the Indemnifying Parties may have to the Indemnified Party unless such failure materially prejudices the Indemnifying Parties. Upon such written notice of any such action or proceeding, the Indemnifying Parties may assume the defense thereof at their own expense with counsel chosen by such Indemnifying Parties; provided, however, such counsel shall be subject to the prior reasonable approval of the Indemnified Party. If the Indemnifying Parties do not timely provide such defense for the Indemnified Party, with respect to any action, suit, proceeding or investigation to which any Indemnified Party is also a party, the Indemnified Party may assume the defense thereof with counsel chosen by the Indemnified Party, at the reasonable expense of he Indemnifying Parties. In the circumstances referred to in the immediately preceding sentence, if the Indemnified Party does not assume such defense, the Indemnifying Parties, shall not, without the prior written consent of the Indemnified Party, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to the Indemnified Parties, of an unconditional release from all liability in respect of such claim.

                                  ARTICLE VIII

                                  MISCELLANEOUS

     8.1. Survival of Representations and Warranties; Severability. All representations and warranties made by Purchaser and Seller contained in this Agreement or other agreement delivered pursuant hereto or made in writing by or on behalf of Purchaser or Seller in connection with the sale of the Company Shares otherwise shall survive the execution and delivery of this Agreement.

     8.2. Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

     8.3. Consent to Jurisdiction. Any action or proceeding against any Party relating in any way to this Agreement may be brought and enforced in the courts of the State of Florida or federal courts of the United States for the Southern District of Florida, and each Party hereby irrevocably submits to the jurisdiction of each such court in respect of any such action or proceeding. Any service of such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notice hereunder.

     (a) Each Party irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the courts of the State of Florida or federal courts of the United States for the Southern District of Florida and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

     (b) Each Party further irrevocably waives, to the fullest extent permitted by Applicable Law, any claim that any action or proceeding commenced by any other Party in Florida relating in any way to this Agreement should be dismissed or stayed by reason, or pending the resolution of, any action or proceeding commenced by Purchaser (other than in a court referred to in Section 8.3(a)) relating in any way to this Agreement, whether or not commenced earlier. To the fullest extent permitted by Applicable Law, each Party shall take all measures necessary for any such action or proceeding commenced by any other Party in Florida to proceed to judgment prior to the entry of judgment in any such action or proceeding commenced by such Party. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     (c) Each Party hereto irrevocably waives any right it may now or hereafter have to a trial by jury in respect of this Agreement.

     8.4. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the State of Florida, without regard to the principles of conflicts of law.

     8.5. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the Parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

     8.6. Entire Agreement. This Agreement, together with the other agreements referred to herein, is intended by the Parties hereto as a final and complete expression of their agreement and understanding in respect to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings, written or oral, between the Parties with respect to such subject matter.

     8.7. Counterparts; Facsimile. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one instrument.

     8.8. Delays or Omissions. No delay or omission to exercise any right, power or remedy on the part of any Party upon any breach or default of any other Party to this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or if in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing and that all remedies either under this Agreement, or by law otherwise afforded to any Party, shall be cumulative and not alternative.

     8.9. Fees and Expenses. Whether or not this Agreement and the transactions contemplated hereby are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

     8.10. Binding Nature of Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto, their successors and permitted assigns.

     8.11. Assignment. The Purchaser may freely assign or transfer this Agreement and all respective rights hereunder to a third party.

     8.12. Amendment and Waiver. Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is signed by all the Parties. Any provision may be waived if, but only if, such waiver is in writing and is signed by or on behalf of the Party waiving such provision.

     8.13. Third Party Beneficiaries. Nothing in this Agreement shall convey any rights upon any Person or entity which is not a party to this Agreement.

     8.14. Notices. All notices and other communications given or made pursuant hereto or pursuant to any other agreement among the parties, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by facsimile transmission (with confirmation in writing), delivered personally or by courier to the parties at the facsimile transmission number or address set forth below or at such other numbers or addresses as shall be furnished by the parties by like notice, and such notice or communication shall be deemed to have been given or made upon receipt:

         If to Seller, to:              Steven N. Bronson
                                        10 South Street
                                        Suite 202
                                        Ridgefield, Connecticut 06877
                                        Telephone: 203-894-9755
                                        Facsimile: 203-894-8990

         with a copy to:                Law Offices of James A. Prestiano
                                        317 Madison Avenue, Suite 2310
                                        New York, New York 10017
                                        Attention: James A. Prestiano
                                        Telephone: 212-949-9696
                                        Facsimile: 212-949-6241

         If to Purchaser, to:           John Galardi
                                        4440 Von Kannan Avenue
                                        Suite 222
                                        Newport Beach, California 92660
                                        Telephone: 949-752-5800
                                        Facsimile: 949-851-2615
         with a copy to:                Adorno & Zeder, P.A.
                                        2601 South Bayshore Drive
                                        Suite 1600
                                        Miami, Florida 33133
                                        Attention: Dennis J. Olle
                                        Telephone: 305-858-5555
                                        Facsimile: 305-858-4777

     8.15. Specific Performance. Without limiting the rights of each Party hereto to pursue all other legal and equitable rights available to such Party for any other Parties' failure to perform their obligations under this Agreement, the Parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure. To the extent any of the Parties may be entitled to the benefit of any provision of law requiring any party in any suit, action or proceeding arising out of or in connection with this Agreement or any of the transactions contemplated hereby to post security for litigation costs or otherwise post a performance bond or guaranty or to take any similar action, each Party hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of any such other jurisdiction.

     8.16. Prevailing Party. In the event of a dispute under this Agreement, the prevailing party shall be entitled to recover from the other party, its reasonable attorneys' fees and related costs, at all trial and appellate levels.

     8.17. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The specifications of any dollar amount in the representations and warranties or otherwise in this Agreement is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

     8.18. Further Actions. The parties shall execute and deliver any other instruments or documents and take any further actions after the execution of this Agreement, which may be reasonably required for the implementation of this Agreement and the transactions contemplated hereby.

     8.19. Confidentiality. Except as required by law or by any stock exchange, none of the Parties hereto shall disclose to any Person, issue any press release or make any other public statement or announcement relating to or connected with or arising out of this Agreement or the matters contained herein without obtaining the prior written approval of the other Party hereto to the contents and the manner of presentation and publication thereof. The foregoing shall not be construed to prohibit disclosure (a) to any Affiliate of the Parties; (b) in connection with any action or proceeding to which a Party or any of its Affiliates, officers or directors is a Party; (c) to the Parties' respective legal counsel, auditors and lenders; or (d) to any governmental agency or regulatory or self-regulatory body having or claiming authority to regulate or oversee any aspect of the business of any Party or its Affiliates.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

SELLER:



By:    /s/ Steven N. Bronson
       -------------------------------
       Steven N. Bronson


CATALYST FINANCIAL, LLC



By:     /s/ Steven N. Bronson
       -------------------------------
       Steven N. Bronson, Sole Member


PURCHASER:



By:    /s/ John Galardi
       -------------------------------
       John Galardi

                          EXHIBIT "A" - FORM OF RELEASE

KNOW ALL MEN BY THESE PRESENTS, that STEVEN N. BRONSON and CATALYST
FINANCIAL, LLC (collectively, "Bronson"), for and in consideration of covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agrees as follows:

     Bronson, for and on behalf of himself and his attorneys, employees, agents, heirs, executors, successors and assigns, does hereby fully and forever remise, release, acquit, satisfy and forever discharge BCT INTERNATIONAL, INC. ("BCTI"), as well as BCTI's past and present subsidiaries, employees, officers, directors, attorneys, agents, successors and assigns, of and from any and all claims, demands, dues, sums of money, reckonings, bonds, bills, specialties, agreements, contracts, covenants, actions, suits, causes of action, obligations, controversies, promises, variances, trespasses, executions, debts, costs, expenses, accounts, damages, judgments, losses and liabilities, of whatever kind or nature, in law, equity or otherwise, whether known or unknown, whether or not concealed or hidden, absolute or contingent, liquidated or unliquidated, which Bronson, and his attorneys, employees, agents, heir, executors, successors and assigns, had, may have had, now have or can, shall or may have against BCTI, for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of the world until and including the time and date hereof, which is or may be in connection with or as a result of Bronson's ownership, either directly or indirectly, of the common stock of BCTI or, any other matter relating to any of the foregoing, whatsoever. Notwithstanding the foregoing, Bronson may take part, solely as a passive participant, in a class action instituted against BCTI on behalf of and for the benefit of shareholders of BCTI; provided, that Bronson may not institute, actively (either directly or indirectly) participate in or otherwise encourage, aid or abet any past or present shareholder of BCTI for the purpose of instituting or maintaining any legal action against BCTI, its subsidiaries, employees, officers, directors, attorneys, agents, successors and assigns. The undersigned represents that it has not previously sold, transferred, conveyed, exchanged, or otherwise disposed of any claims it may have against BCTI.

     Bronson represents and warrants to BCTI that in effecting and executing this Release Bronson has received from his own legal counsel advice as to his legal rights and Bronson further certifies to BCTI that he fully understands the context and legal effect hereof.

     The foregoing covenants and representations shall survive delivery of this Release.

     IN WITNESS WHEREOF, we have executed and delivered this Special Release this _____ day of ______________, 2001.

                                        CATALYST FINANCIAL, LLC


By:                                     By:
   -------------------------                --------------------------
       Steven N. Bronson                        Steven N. Bronson